UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-TR

UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☑ Form C-TR: Termination of Reporting

Name of issuer
Be Belong Group Corp.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    February 4, 2025

Physical address of issuer
2980 NE 207 Street, Miami, FL 33180

Website of issuer
https://bebelong.life

Current number of employees
10

Filer EDGAR CIK

0002062402

Filer EDGAR CCC
ntvN83I$

Filer EDGAR Password
Gabe@1119@1967

Filer EDGAR PMAC
0002062402

Submission Contact Person Information

Name
Gabriel Bar Shany

Phone Number
(305) 890-1334

Email Address
gabe@bebelong.life

Notification Email Address
gabe@bebelong.life

Signatories

Name
Gabriel Bar Shany

Signature

Title
CEO

Email
gabe@bebelong.life

Date
March 16, 2026